AB 4/5

SEC
Mail Processing
Section

MAR 12 2012

Washington, DC
123

* AB 3/19

[redacted]

12014381

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42582

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Enterprise Inv. Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

802 Ameriprise Financial Center, 707 2nd Avenue South
(No. and Street)

Minneapolis	MN	55474
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dave K. Stewart — 612-678-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26

OATH OR AFFIRMATION

I, Dave K. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Enterprise Investment Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RENEE A. BOBICK
Notary Public
Minnesota
My Commission Expires Jan. 31, 2015

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

American Enterprise Investment Services, Inc.

Statement of Financial Condition

December 31, 2011

Contents

pwc

Report of Independent Auditors

To the Board of Directors of
American Enterprise Investment Services, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of American Enterprise Investment Services, Inc. (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
March 8, 2012

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

American Enterprise Investment Services, Inc.
Statement of Financial Condition
December 31, 2011
(In thousands, except share data)

Assets	
Cash and cash equivalents	$ 19,380
Cash and investments segregated under federal and other regulations	1,697,242
Receivables:	
Customers	799,636
Brokers, dealers, and clearing organizations	13,652
Affiliates, net	3,210
Other (net of allowance of $2,225)	91,325
Securities borrowed	166,453
Deposits with clearing organizations (includes treasury bills with fair value of $1,100)	7,291
Securities owned, at fair value	4,706
Accrued interest and dividends receivable	983
Furniture, equipment, and capitalized software (net of accumulated depreciation and amortization of $12,090)	22,451
Goodwill	44,018
Other assets	9,039
Total assets	$ 2,879,386
Liabilities and Stockholder's Equity	
Liabilities:	
Payables:	
Customers	$ 2,393,642
Brokers, dealers, and clearing organizations	27,405
Affiliates, net	16,859
Bank overdraft	609
Other	13,882
Securities loaned	166,684
Securities sold, not yet purchased, at fair value	1,325
Accrued interest and dividends payable	26
Accrued compensation and expenses	4,443
Deferred taxes, net	10,663
Total liabilities	2,635,538
Stockholder's equity:	
Common stock, $1 par value:	
Authorized, issued and outstanding shares - 100	–
Additional paid-in capital	230,481
Retained earnings	13,367
Total stockholder's equity	243,848
Total liabilities and stockholder's equity	$ 2,879,386

The accompanying notes are an integral part of this financial statement

1. Organization and Summary of Significant Accounting Policies

Organization

American Enterprise Investment Services, Inc. (the Company) is a wholly-owned subsidiary of AMPF Holding Corp. AMPF Holding Corp. is a wholly-owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company executes and clears trades for accounts introduced by Ameriprise Financial Services, Inc. (AFSI), an affiliated company. The Company is a dealer in corporate and municipal bonds, U.S. Government and Agency securities and certificates of deposit. The Company is a clearing broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the National Association of Securities Dealers Automated Quotations system (NASDAQ) and the Securities Investor Protection Corporation (SIPC).

Significant Accounting Policies

Basis of Financial Statement Preparation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates reflect the best judgment of management and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include time deposits and other highly liquid investments with original maturities of 90 days or less.

Receivable from/Payable to Customers

Receivables from customers primarily consist of margin loans to brokerage clients and are carried at the net realizable value. Payables to customers primarily consist of client cash held in brokerage accounts and are carried at the amount of customer cash on deposit.

Securities Borrowed and Loaned

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions. These are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. As of December 31, 2011, the Company advanced $166,453 of cash collateral with security lenders and received securities with a market value of $161,003 related to those transactions. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. As of December 31, 2011, the Company received $166,684 of cash collateral from security borrowers and loaned securities with a market value of $161,148 related to those transactions. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on securities borrowed and loaned and the related amounts are included in accrued interest and dividends receivable and payable in the statement of financial condition.

Furniture, Equipment, and Capitalized Software

Furniture, equipment, and capitalized software are carried at cost less accumulated depreciation and amortization. The Company capitalizes certain costs to develop or obtain software for internal use. The carrying value of the internally developed software was $22,423 as of December 31, 2011. The Company generally uses the straight-line method of depreciation and amortization over a period ranging from three to ten years.

Deposits with Clearing Organizations

Deposits with clearing organizations include cash and securities which are carried at cost and fair value. These are included in deposits with banks and clearing organizations in the statement of financial condition. Included in this balance is $1,100 in treasury bills held at the Options Clearing Corporation (OCC).

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, with the pre-settlement balance reflected as part of receivable from/payable to brokers, dealers, and clearing organizations in the statement of financial condition. Customer securities transactions are recorded on a settlement date basis. Securities owned and securities sold, not yet purchased are carried at fair value on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the statement of financial condition.

Goodwill

Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually on the measurement date of July 1 and whenever events and circumstances indicate that impairment may have occurred. In determining whether impairment has occurred, the Company uses a combination of the market approach and the discounted cash flow method, a variation of the income approach. For the year ended December 31, 2011, the test did not indicate impairment.

Accrued Compensation and Expenses

Accrued compensation and expenses primarily represent amounts due to employees for compensation-related items. Deferred compensation represents amounts paid to the Parent for restricted stock awards granted by the Parent to the Company's employees. Cash is paid on the grant date based on the grant-date fair value of the awards. The grant-date fair value is expensed on a straight-line basis over the vesting period, generally three years, of the restricted stock awards.

Income Taxes

The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for

income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. In connection with the provision for income taxes, the statement of financial condition reflects certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes.

2. Recent Accounting Pronouncements

Future Adoption of New Accounting Standards

Balance Sheet

In December 2011, the Financial Accounting Standards Board (FASB) updated the accounting standards to require new disclosures about offsetting assets and liabilities. The standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial condition and instruments and transactions subject to an agreement similar to a master netting arrangement. The standard is effective for interim and annual periods beginning on or after January 1, 2013 on a retrospective basis. The adoption of the standard will not impact the Company's statement of financial condition, but will require additional footnote disclosures.

Fair Value

In May 2011, the FASB issued updated accounting guidance for fair value measurements and disclosures intended to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. This new guidance clarifies the application of existing fair value measurement and disclosure requirements, changes certain principles related to measuring fair value, and requires additional disclosures about fair value measurements. Specifically, required disclosures are expanded under the new guidance, especially for fair value measurements that are categorized within Level 3 of the fair value hierarchy, for which quantitative information about the unobservable inputs used and a narrative description of the valuation processes in place will be required. The guidance is effective for periods beginning after December 15, 2011. Management is currently evaluating the impact of adoption on the Company.

3. Cash and Investments Segregated Under Federal and Other Regulations

The Company is required to segregate cash in a special reserve account for the benefit of customers under SEC Rule 15c3-3 (Customer Protection Rule). The Company also performs the computation for assets in the proprietary accounts of its introducing broker (PAIB) in accordance with the customer reserve computation set forth in the Customer Protection Rule and segregates cash in special reserve account for the benefit of the introducing broker dealer. As of December 31, 2011, cash and investment segregated under federal and other regulations consists of the following:

(In thousands)

For the exclusive benefit of customers:		
Cash deposit	$	1,401,981
Exempted securities		293,324
		1,695,305
For the exclusive benefit of PAIB		1,937
Total cash and investments segregated under federal and other regulations	$	1,697,242

4. Cash Sweeps

The Company offers clients three products as an automatic investment or sweep of excess cash in their brokerage accounts for overnight investment. Clients can choose from Ameriprise Insured Money Market Account (AIMMA), Dreyfus money market fund or Ameriprise Cash. There was $675,986 invested in Dreyfus money market fund at December 31, 2011. Ameriprise Insured Money Market Account (AIMMA) is an FDIC insured interest-bearing product. Ameriprise Bank, FSB, an affiliated company, is one of the fifteen banks participating in this program. Of the $12,082,266 invested in the AIMMA product, Ameriprise Bank, FSB held balances of $2,061,184 as of December 31, 2011. The amount of excess cash swept into AIMMA and Dreyfus money market fund products is not reported in the statement of financial condition and is not included in the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

5. Customer Receivables and Payables

Customer receivables include amounts due on margin and cash transactions. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due. At December 31, 2011, less than 1% of receivables from customers are unsecured. The introducing broker dealer, AFSI, has agreed to indemnify the Company and therefore establishes an allowance for any potential losses based upon an evaluation of customer accounts. In addition, appropriate deductions are made in the Company's net capital computation, as AFSI is an affiliated company. It is the policy of the Company to monitor the market value of the collateral and to request additional collateral when necessary. Such collateral is not reflected on the accompanying statement of financial condition.

Customer payables represent free credit balances, funds deposited by customers and funds accruing to customers as a result of settled trades.

(In thousands)

The components of receivables from and payables to customers as of December 31, 2011 are as follows:

Receivables:	
Margin loans	$ 744,657
Other customer receivables	54,979
	$ 799,636
Payables:	
Free credit balances	$ 1,902,142
Other customer payables	491,500
	$ 2,393,642

6. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Broker receivables and payables arise primarily from securities transactions executed by the Company for customers and non-customers introduced by AFSI. Broker receivables are generally collected within 30 days and are collateralized by securities in physical possession, on deposit, or receivable from customers or other brokers.

Broker payables represent amounts due upon the receipt of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2011, approximates the amounts owed.

The components of receivables from and payables to brokers, dealers, and clearing organizations as of December 31, 2011 are as follows:

Receivables:	
Securities failed to deliver	$ 262
Funds due from other clearing organizations and financial institutions, net	13,390
	$ 13,652
Payables:	
Securities failed to receive	$ 11,253
Funds due to other clearing organizations and financial institutions, net	16,152
	$ 27,405

The Company monitors the credit standing of each broker or clearing organization with which it conducts business. In addition, the Company monitors the market value of collateral held. It is the policy of the Company to request and receive additional collateral when required.

7. Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2011, securities owned by the Company and securities sold, not yet purchased by the Company were $4,706 and $1,325, respectively. Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. Holdings are primarily debt securities.

8. Fair Values of Assets and Liabilities

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The Company recognizes transfers between levels of the fair value hierarchy as of the beginning of the quarter in which each transfer occurred.

The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

The Temporary Liquidity Guarantee Program (TLGP)

This program covers the debt of banks, which are guaranteed under the FDIC Temporary Liquidity Guarantee Program. This debt is backed by the United States government. It consists of full-term guaranteed non-convertible debt securities issued by an unaffiliated entity pursuant to the TLGP. This program expired on December 31, 2010. Original issuances of securities under the TLGP remain guaranteed by the government until the securities mature or are purchased back by the issuer. These investments are carried at fair value.

Investments Segregated Under Federal Regulations and Securities Owned

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities primarily include equity securities and mutual funds traded in active markets. Level 2 securities include agency mortgage-backed securities, asset-backed securities, municipal and corporate bonds, U.S. and foreign government and agency securities. Level 2 other securities include primarily unit investment trusts.

Liabilities

Securities Sold, Not Yet Purchased

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally-recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities primarily include equity securities and mutual funds. Level 2 securities include primarily corporate obligations and other bonds. Level 2 other securities include primarily unit investment trusts.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Assets				
TLGP notes	$ –	$ 293,324	$ –	$ 293,324
Corporate and other bonds	–	3,863	–	3,863
Equities and mutual funds	392	–	–	392
Other securities	–	451	–	451
Total assets at fair value	$ 392	$ 297,638	$ –	$ 298,030
Liabilities				
Corporate and other bonds	$ –	$ (1,050)	$ –	$ (1,050)
Equities and mutual funds	(16)	–	–	(16)
Other securities	–	(259)	–	(259)
Total liabilities at fair value	$ (16)	$ (1,309)	$ –	$ (1,325)

During the reporting period, there were no material assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels.

Other financial instruments are recorded by the Company at fair value or at contract amounts, which approximate fair value, and include receivables from and payables to brokers, dealers and clearing organizations; securities borrowed; securities loaned; deposits with clearing organizations; and amounts receivable from and payable to affiliates and customers. These financial instruments either have short-term maturities (one year or less), are repriced frequently or bear market interest rates and, accordingly, are carried at amounts which are a reasonable estimate of fair value

9. Financing Activities and Off Balance Sheet Risk

The Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to cover losses that customers incur, or contra brokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

(In thousands)

The Company enters into securities borrowing transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requires that additional collateral be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under securities borrowed and custody agreements on terms which permit it to pledge the securities to others. At December 31, 2011, the Company obtained securities with a fair value of approximately $993,408 on such terms, for which $261,551 have been either pledged or otherwise transferred to others in connection with the Company's financing activities. Of the securities pledged, the market value of securities pledged at the OCC was $100,403.

10. Related-Party Transactions

The Company is allocated certain administrative expenses by the Parent on a prorated basis.

The Company earns clearing fees related to ongoing services for customer accounts introduced by AFSI. Additionally, the Company earns clearing fee revenues from various affiliates, including Columbia Management Investment Services Corporation for networking and subaccounting fees primarily related to services performed on behalf of Columbia mutual funds for the management of customer books and records. The Company pays referral fees to AFSI for introducing client trades to the Company.

The Company's clients receive banking services through a partnership with an affiliate, Ameriprise Bank, FSB. Banking services provided to clients by Ameriprise Bank include checking, debit card, savings and similar deposit products. Under an agreement with the Parent and Ameriprise Bank, the Parent pledges a $5,000 deposit as collateral to be held by Ameriprise Bank as security against any indebtedness by the Company in relation to the banking services provided to the Company's clients.

The Company maintains a revolving line of credit with the Parent of up to $750 million. At December 31, 2011, the Company had not drawn on this line of credit. This line of credit bears an interest rate of LIBOR plus 90 basis points.

The Company participates in defined contribution pension plans of the Parent that cover all employees who have met certain employment requirements. The Company's contributions to the plans are a percentage of either each employee's eligible compensation or basic contributions.

The Company participates in the Parent's Retirement Plan (the Plan), which covers all permanent employees age 21 and over who have met certain employment requirements. Contributions to the Plan are based on participants' age, years of service and total compensation for the year. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by the Employee Retirement Income Security Act (ERISA).

The Company also participates in defined benefit health care plans of the Parent that provide health care and life insurance benefits to retired employees. The plans include participant contributions and service related eligibility requirements.

The Company participates in the Parent's Incentive Compensation Plan. Under the Incentive Compensation Plan, employees are eligible to receive incentive awards including stock options, restricted stock awards, performance

(In thousands)

shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. The Company pays various employee benefit plan expenses to the Parent including expenses associated with restricted stock awards, restricted stock units, stock options and deferred compensation plans, based on the value of the awards issued to the Company's employees.

11. Net Capital Provisions

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined (or $250, if greater).

At December 31, 2011, the Company's net capital was $120,020 or 15% of aggregate debit balances, and $105,310 in excess of required net capital. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

12. Income Taxes

The Company had payables to the Parent for federal income taxes of $682 and state income taxes of $3,438 at December 31, 2011, which is included in payable to affiliates in the statement of financial condition.

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2011 are as follows:

	2011
Deferred income tax assets:	
Deferred compensation and bonuses	$ 763
Other	357
State income taxes	201
Total deferred income tax assets	1,321
Deferred income tax liabilities:	
Internally developed software	(8,788)
Net unrealized gain on investment related items	(3,196)
Total deferred income tax liabilities	(11,984)
Net deferred income tax liability	$ (10,663)

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

(In thousands)

For all open tax years and all major taxing jurisdictions, management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the statement of financial position. Federal income tax returns remain open for 1997 to 2006 and 2008 to 2011. The company's state income tax returns remain open for the years 1999 to 2011.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The Company had no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2011.

13. Commitments and Contingencies

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, any reserves related to these guarantees are not estimable, and the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no reserves have been recorded in relation to these guarantees.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its operations. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, volatility in the financial markets, and significant recently enacted financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by, the SEC, the FINRA, and other governmental and quasi-governmental authorities concerning the Company's business activities and practices. These legal and regulatory inquiries, proceedings and potential disputes are subject to uncertainties and, as such, the Company is unable to predict the ultimate resolution or range of loss that may result. There are currently no matters that management believes could have a material adverse impact on the financial condition of the Company.

14. Subsequent Events

As of March 8, 2012, the Company has evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition or disclosure. On February 22, 2012, the Company paid a $5,000 dividend to AMPF Holding Corp. No other events or transactions require disclosure.

pwc

STATEMENT OF FINANCIAL CONDITION

American Enterprise Investment Services, Inc.
SEC File Number: 8-42582
December 31, 2011
With Report of Independent Auditors